February 20, 2025

Kenneth Henderson
Partner
Direct: +1 212 541 2275
Kenneth.henderson@bclplaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: David Plattner

VIA EDGAR

Re:	VOXX International Corporation Schedule 13E-3 filed January 27, 2025 File No. 005-38581 Preliminary Proxy Statement filed January 27, 2025 File No. 001-09532

Dear Mr. Plattner:

On behalf of our client, VOXX International Corporation (the “Company”), we are writing in response to the comment letter dated February 7, 2025, addressed to Patrick M. Lavelle, Chief Executive Officer of the Company, regarding comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-09532) (the “Proxy Statement”) and Schedule 13E-3 (File No. 005-38581) (the “Schedule 13E-3”).

The Company is concurrently submitting via EDGAR Amendment No. 1 to the Proxy Statement, and the Company, Gentex Corporation (“Gentex”) and Instrument Merger Sub, Inc. (“Merger Sub”) are concurrently submitting via EDGAR Amendment No. 1 to the Schedule 13E-3. The amendments reflect the Company’s responses to the comments received from the Staff and certain other updated information.

For the convenience of the Staff, we have reproduced the text of each numbered paragraph in the comment letter, followed by the Company’s response. Capitalized terms used and not defined herein have the meanings assigned to them in the Proxy Statement.

Schedule 13E-3 and PREM 14A, each filed January 27, 2025

General

1.	We note the following disclosure in the Schedule 13E-3: “The information concerning the Company contained in or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning such other Filing Person contained in or incorporated by reference into this Schedule 13e-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. The construction "such other Filing Person" also appears to imply that there is only one filing person other than the Company, when there are in fact two. Please revise or delete.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 2 of the Schedule 13E-3.

U.S. Securities and Exchange Commission
February 20, 2025

2.	Please clearly disclose that, given the commitments of the Supporting Stockholders, shareholder approval of the adoption of the Merger Agreement is essentially assured.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosures set forth on pages 5, 11, 64 and 99 of the Proxy Statement.

3.	Where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" for guidance on complying with a similar instruction in the context of a tender offer. Please revise the proxy statement to include the information required by Item 1010(c) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosures set forth on pages 106, 109 and 110 of the Proxy Statement.

4.	On the proxy card, please explain the meaning of the following: "NOTE: Such other business as may properly come before the meeting or any adjournment thereof." In addition, please change the order of the proxy card images such that the front side of the card precedes the reverse side.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the proxy card.

Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Transaction Committee; Fairness of the Merger, page 29

5.	Please explicitly disclose the connection between the defined term "Disinterested Stockholders" and the definition of "unaffiliated security holder" in Rule 13e-3(a)(4), and state the company's fairness position as to "unaffiliated security holders." See Item 1014(a) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the Proxy Statement to clarify that the term “Disinterested Stockholders” is inclusive of “unaffiliated security holders,” as defined under Rule 13e-3(a)(4). Please see revised pages 1, 28, 29, 30 and 42 of the Proxy Statement.

U.S. Securities and Exchange Commission
February 20, 2025

Security Ownership of Certain Beneficial Owners and Management, page 106

6.	Refer to the following statement on page 108: “Mr. Downing disclaims beneficial ownership of the shares of Class A Common Stock owned directly by Gentex except to the extent of his pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosures set forth on page 109 of the Proxy Statement.

Requirements for Stockholder Proposals to be Brought before the Annual Meeting, page 114

7.	Given last year's annual meeting date of July 23, 2024, and the accompanying record date of May 28, 2024, please explain why May 31, 2025 is the notice deadline for this year's annual meeting. In addition, please adjust the reference to the Rule 14a-19 deadline to May 24, 2025, or advise.

Response: The Company respectfully acknowledges the Staff’s comment, and submits that Article Seventh, Section (c) of the Company’s Amended and Restated Certificate of Incorporation (available as an Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000 filed with the SEC on February 28, 2001) (the “Charter”) provides that notice must be provided not less than ten (10) days prior to the first anniversary date of the initial notice for the Company’s prior year annual meeting of stockholders. The notice date for the Company’s 2024 annual meeting of stockholders was June 10, 2024, and accordingly, the date ten (10) days prior to the first anniversary of that date is May 31, 2025. Article Seventh, Section (c) of the Charter provides that notwithstanding the foregoing, notice will not be required to be given more than 75 days prior to the annual meeting of stockholders, which may potentially delay the deadline to bring business before the annual meeting of stockholders, if such meeting is delayed to a later date.

In response to the Staff’s comment, the Company has revised the Rule 14a-19 deadline to May 24, 2025 on page 116 of the proxy statement.

If you would like to discuss the above response or any other matter, please contact the undersigned by phone at (212) 541-2275 or by email at Kenneth.henderson@bclplaw.com.

Very truly yours,

/s/ Kenneth L. Henderson
Kenneth L. Henderson
Partner

cc:	Patrick M. Lavelle, VOXX International Corporation
Larry Stopol, Stopol & Camelo, LLP